UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-50343
CUSIP NUMBER: 45890M109

*Check One):*

| | | |
|---|---|---|
| [ ] Form 10-K | [ ] Form 20-F | [ ] Form 11-K |
| [X] Form 10-Q | [ ] Form 10-D | [ ] Form N-SAR | [ ] Form N-CSR |

For Period Ended: December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____

*Read Instruction (on back page) Before Preparing Form. Please Print or Type.*

**Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.**

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

**PART I -- REGISTRANT INFORMATION**

INTEGRATED ALARM SERVICES GROUP, INC.
*Full Name of Registrant*

N/A

*Former Name if Applicable*

One Capital Center
99 Pine Street , 3rd Floor
*Address of Principal Executive Office (Street and Number)*

Albany, NY 12207 USA
*City, State and Zip Code*

**PART II -- RULES 12b-25(b) AND (c)**

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

**PART III -- NARRATIVE**

*State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.*

On March 17, 2005, we filed a Form 12b-25 indicating that, pursuant to rules and regulations established by the Securities and Exchange Commission and the Public Company Accounting Oversight Board to implement Sections 404(a) and 404(b) of the Sarbanes-Oxley Act of 2002, we are required to include in our annual report on Form 10-K for the year ended December 31, 2004 a report of our management on our internal control over financial reporting including an assessment of the effectiveness of our internal control over financial reporting and an attestation report of our registered public accounting firm on our management's assessment of our internal control over financial reporting.

Due to our delays in completing these requirements, significant growth through acquisitions and major system changes, we have been unable to close our books as of December 31, 2004, prepare our financial statements and file our annual report on Form 10-K for the year ended December 31, 2004 without unreasonable effort or expense. We have not yet completed this process and have therefore not filed our annual report on Form 10-K for the year ended December 31, 2004. For these same reasons, we have been unable to close our books as of March 31, 2005, prepare our financial statements and file our quarterly reports on Form 10-Q for the three months ended March 31, 2005. We plan to file the Form 10-Q for the first quarter of 2005 by June 27, 2005.

In our Form 12b-25 dated March 17, 2005, we indicated that we were unable to conclude at that time if we had identified any material weaknesses in our internal control over financial reporting as of December 31, 2004. As of May 11, 2005, that process is still ongoing and we are still unable to conclude on material weaknesses.

**PART IV -- OTHER INFORMATION**

(1) Name and telephone number of person to contact in regard to this notification:

       Michael T. Moscinski
       *Name*

       518-426-1515 x314
       *(Area Code) (Telephone Number)*

(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
       [ ] Yes [X] No

            Form 10-K for the year ended December 31, 2004 has not been filed.

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

Based upon closing procedures performed to date, we expect first quarter 2005 revenue to increase and the loss to decrease compared to that reported in the first quarter of 2004, however, this could change as the closing process is completed.

4

INTEGRATED ALARM SERVICES GROUP, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2005

By:/s/ Timothy M. McGinn_____
       Name: Timothy M. McGinn
       Title: Chief Executive Officer